UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-8803

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Material Sciences Corporation

Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Material Sciences Corporation

2200 East Pratt Boulevard

Elk Grove Village, Illinois 60007

MATERIAL SCIENCES CORPORATION

SAVINGS AND INVESTMENT PLAN

		Page

(a)	Financial Statements:

	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

	FINANCIAL STATEMENTS:

	Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002.	4

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	5

	Notes to Financial Statements	6

	SUPPLEMENTAL SCHEDULE:

	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2003	10

	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b)	Exhibits:

	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Material Sciences Corporation Retirement Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Material Sciences Corporation Savings and Investment Plan (the ”Plan”) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2003 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Chicago, Illinois

June 18, 2004

MATERIAL SCIENCES CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Participant-directed investments (Note 3)	$42,640,122	$35,256,568

Receivables:
Employer contributions	26,394	128,894
Participant contributions	109,588	44,332

Total receivables	135,982	173,226

NET ASSETS AVAILABLE FOR BENEFITS	$42,776,104	$35,429,794

See notes to financial statements.

MATERIAL SCIENCES CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Contributions:
Participant contributions	$3,027,928
Employer contributions	1,137,473
Rollover Contributions	214,531

Total contributions	4,379,932

Investment income:
Net appreciation in fair value of investments (Note 3)	5,481,088
Dividends and interest	908,915

Total investment income	6,390,003

Total additions	10,769,935

DEDUCTIONS:
Benefits paid to participants	3,420,000
Administrative expenses	3,625

Total deductions	3,423,625

INCREASE IN NET ASSETS	7,346,310
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	35,429,794

End of year	$42,776,104

See notes to financial statements.

MATERIAL SCIENCES CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following description of the Material Sciences Corporation Savings and Investment Plan (the ”Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

General—The Plan was established on January 1, 1976, as a defined contribution savings and investment plan. Employees of Material Sciences Corporation (“MSC”) and its subsidiaries (collectively, the “Company”) are eligible to participate as of their date of hire (as defined in the Plan agreement).

Plan Administration—The Retirement Plan Committee, consisting of current employees of the Company, administers the Plan. Putnam Fiduciary Trust Company (the “Trustee”) is the trustee of the Plan. In addition, the Trustee performs additional record keeping tasks for the Plan.

Contributions—Effective July 1, 2002, participant’s maximum yearly contribution increased from 14 percent to 50 percent. Each year, participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The combined pre-tax and after-tax contributions up to 6 percent of the participant’s compensation are designated as “Basic Contributions.” Any contribution in excess of the 6 percent of participant’s compensation is designated as “Supplemental Contributions.” The combined pre-tax and after-tax contributions cannot exceed 50 percent of the participant’s compensation.

Effective July 1, 2003, the Company contributed, in cash, 35 percent of the first 6 percent of base compensation that a participant contributed to the Plan, a decrease from 60 percent contributed for the period January 1, 2003 through June 30, 2003. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional discretionary contributions were made for the year ended December 31, 2003.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Earnings include interest, dividends, realized gains or losses on sales of investments and the net change in unrealized appreciation or depreciation of investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—Participants may direct the investments of their total account balances into eight mutual funds, two common collective trust funds (“CCT”), and a Company stock fund currently available in the Plan.

Vesting and Forfeitures—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service. Upon termination of employment, any amounts not vested are forfeited and are applied toward future Company matching contributions. At December 31, 2003 and 2002, forfeited accounts totaled $11,886 and $118,984, respectively. Contributions made by the participants and the related earnings are fully vested and not subject to forfeiture.

Payment of Benefits—Upon retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance.

Loans and Distributions to Participants—Participants may borrow as much as 50 percent of their vested account balance, or $50,000 (whichever is less). The minimum loan amount is $1,000. Most loans must be repaid within five years. The loan period is extended to 15 years if the loan proceeds were used to purchase a primary residence. Loans are secured by the balance in the participant’s account. The interest rate is prime plus 1 percent. Participants may request a distribution of their after-tax funds, including their vested Company match. In addition, hardship distributions are permitted if certain criteria are met. Such withdrawals, however, are subject to a 10 percent excise tax if the participant is less than 59½ years of age and the withdrawal does not qualify for exemption under the Internal Revenue Code (“IRC”) regulations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The investments of the Plan, except for the Putnam Stable Value Fund, are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

The Plan’s interest in the Putnam Stable Value Fund, at December 31, 2003 and 2002, is a CCT. The Plan owns shares in this CCT, which, in turn holds shares in the underlying securities. The Putnam Stable Value Fund holds investments in guaranteed investment contracts. These investment contracts provide for benefit-responsive withdrawals at contract value. These investments are valued at contract value, which approximates fair values, as determined by the Trustee (that being contract value representing investing principal plus accrued interest thereon). At December 31, 2003 and 2002, the crediting interest rates for the CCT were approximately 4.7 percent and 6.0 percent, respectively, and the average yield for the year ended December 31, 2003 was approximately 4.7 percent.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits, as net appreciation (depreciation) in fair value of investments.

Administrative Expenses—The Company pays all administrative expenses of the Plan, except for certain investment management charges, distribution, and loan processing fees.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the plan but have not yet been paid at December 31, 2003 and 2002.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2003 and 2002:

	2003	2002
George Putnam Fund	$5,795,029	$5,167,252
Putman Growth & Income Fund	—	5,701,092
Dodge & Cox Stock Fund	7,802,190	—
Putnam Voyager Fund	6,582,415	4,826,060
Putnam OTC & Emerging Growth Fund	2,909,048	—
Loan Fund	—	1,935,788
Putnam Stable Value Fund	9,763,667	10,335,053

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $5,481,088 as follows:

Mutual funds:
Putnam Voyager Fund	$1,300,353
Putnam Growth and Income Fund	(268,305)
Putnam OTC and Emerging Growth Fund	687,185
Putnam George Putnam Fund	734,338
Putnam Global Equity Fund	28,656
Putnam S&P 500 Index Fund	416,939
Putnam International Growth Fund	414,455
Neuberger & Berman Genesis Trust Fund	299,198
Oakmark International Fund	114,036
Dodge & Cox Stock Fund	1,915,419
ABN AMRO Veredus Aggressive Growth Fund	71,447

Total mutual funds	5,713,721

Common stock	(232,633)

Net appreciation of investments	$5,481,088

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan is designed in accordance with applicable IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Fiduciary Trust Co., the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2003 and 2002, the Plan held 95,317 and 84,816 shares, respectively, of the common stock of Material Sciences Corporation, the Plan’s sponsor. During the year ended December 31, 2003, the Plan recorded no dividend income related to such stock.

On April 16, 2003, the Company’s Board of Directors voted to terminate the Company’s shareholder rights agreement. The agreement was terminated by redeeming all of the outstanding rights at a price of $0.01 per right, payable in cash. There was one right attached to each outstanding share of common stock. The redemption payment was mailed on or about May 16, 2003 to shareowners of record on April 28, 2003. As a result of the redemption, the rights cannot become exercisable, and the shareholder rights agreement was terminated. The plan received a payment of approximately $820 as a result of this transaction.

6.	PLAN TERMINATION

Although the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time, subject to ERISA. In the event of termination, the Plan provides that the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in the order and amounts provided for in the Plan document, and that all participants shall become fully vested on their Company contribution accounts at that time.

******

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

	Identity of Issuer	Description of Investment	Current Value
*	Putnam Fiduciary Trust Co.	George Putnam Fund	$5,795,029
		International Growth Fund	2,047,012
		Voyager Fund	6,582,415
		Stable Value Fund	9,763,667
		OTC & Emerging Growth Fund	2,909,048
		S&P 500 Index Fund	2,040,273
	Oakmark	Oakmark International Fund	710,752
	ABN AMRO	Veredus Aggressive Growth Fund	535,371
	Neuberger & Berman	Genesis Trust Fund	1,642,524
	Dodge & Cox	Stock Fund	7,802,190
*	Material Sciences Corporation	Material Sciences Corporation Stock	963,659
*	Loans to participants	Interest rates ranging from lowest 5.0%; highest 10.5% maturing from 2004 to 2012	1,848,182

	Total investments		$42,640,122

*	Represents a party in interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 28th day of June, 2004.

MATERIAL SCIENCES CORPORATION SAVINGS AND INVESTMENT PLAN

By:	Material Sciences Corporation, Plan Administrator

	By:	/s/ James J. Waclawik, Sr.
James J. Waclawik, Sr.
Vice President, Chief Financial Officer
and Secretary

	By:	/s/ John M. Klepper
John M. Klepper
Vice President, Human Resources

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm.